

January 5, 2010

Via U.S. mail and facsimile

Mr. Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

      RE: **Form 10-K and 10-K/A for the year ended November 1, 2008**
              Form 10-Q/A for the period ended January 31, 2009
              Form 10-Q/A for the period ended May 2, 2009
              Form 10-Q for the period ended August 1, 2009
              File No. 000-06506

Dear Mr. Cramer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief